SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 28)

NovaGold Resources Inc.
(Name of Subject Company)

NovaGold Resources Inc.

(Name of Persons Filing Statement)

Common Shares

(Title of Class of Securities)

66987E206

(CUSIP Number of Class of Securities)

Rick Van Nieuwenhuyse

NovaGold Resources Inc.

Suite 2300

200 Granville Street

Vancouver, BC V6C 1S4

Canada

(604) 669-6227

(Name, address, and telephone numbers of person
authorized to receive notices and communications
on behalf of the persons filing statement)

Copy to:

William F. Sirett Borden Ladner Gervais LLP 200 Burrard Street, #1200 Vancouver, BC V7X 1T2 Canada (604) 640-4147	Christopher J. Barry Dorsey & Whitney LLP 1420 Fifth Avenue Suite 3400 Seattle, WA 98101 USA (206) 903-8800

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 28 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended, the “Statement”) initially filed by NovaGold Resources Inc. (“NovaGold” or the “Company”) with the Securities and Exchange Commission on August 14, 2006 relating to the tender offer (the “Barrick Offer”) made by Barrick Gold Corporation for all of the common shares of NovaGold Resources Inc. (“NovaGold” or the “Company”).  The terms and conditions of the Barrick Offer are set forth in the Offer and Circular of Barrick, dated August 4, 2006 (the “Tender Offer Bid Circular”).  The Tender Offer Bid Circular has been filed by Barrick with the U.S. Securities Exchange Commission as part of a Tender Offer Statement on Schedule TO (as amended or supplemented the “Schedule TO”), which includes information required to be reported under Rule 14d-3 of the Security Exchange Act of 1934, as amended.  The Schedule TO was initially filed by Barrick on August 4, 2006.

In connection with the Barrick Offer, the Company’s board of directors has prepared a directors’ circular, dated August 14, 2006 (the “Directors’ Circular”), pursuant to applicable securities laws in Canada.  The Directors’ Circular was filed as exhibit (a)(2)(A) to the initial Schedule 14D-9.  Capitalized terms used herein and not defined herein have the respective meanings assigned to such terms in the Directors’ Circular.

Item 8.  ADDITIONAL INFORMATION

Item 8 is hereby amended and supplemented as follows:

The Company is re-filing a transcript of an investor conference call held on November 8, 2006 to correct transcription and typographical errors contained in the transcript, originally filed as Exhibit (a)(2)(JJ) to Amendment 26 to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, filed November 9, 2006.  A copy of the corrected transcript has been filed herewith as Exhibit (a)(2)(LL).

Item 9.  EXHIBITS

Item 9 is hereby amended and supplemented to include the following exhibits:

Exhibit	Description
(a)(2)(LL)	Presentation transcript of NovaGold Resources Inc. (filed herewith)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 13, 2006

NOVAGOLD RESOURCES INC.

By:	/s/ R.J. (Don) MacDonald
Name:	R.J. (Don) MacDonald
Title:	Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
(a)(2)(A)	Directors’ Circular, dated August 14, 2006*
(a)(2)(B)	Press release of NovaGold Resources Inc., dated August 14, 2006*
(a)(2)(C)	Press release of NovaGold Resources Inc., dated August 14, 2006*
(a)(2)(D)	Powerpoint slide presentation of NovaGold Resources Inc.*
(a)(2)(E)	Powerpoint slide presentation of NovaGold Resources Inc.*
(a)(2)(F)	Press release of NovaGold Resources Inc., dated August 22, 2006*
(a)(2)(G)	Press release of NovaGold Resources Inc., dated August 24, 2006*
(a)(2)(H)	Notice of Change to the Directors’ Circular, dated August 24, 2006*
(a)(2)(I)	Press release of NovaGold Resources Inc., dated August 25, 2006*
(a)(2)(J)	Powerpoint slide presentation of NovaGold Resources Inc.*
(a)(2)(K)	Press release of NovaGold Resources Inc., dated August 29, 2006*
(a)(2)(L)	Press release of NovaGold Resources Inc., dated August 31, 2006*
(a)(2)(M)	Press release of NovaGold Resources Inc., dated August 31, 2006*
(a)(2)(N)	Press release of NovaGold Resources Inc., dated September 5, 2006*
(a)(2)(O)	Press release of NovaGold Resources Inc., dated September 6, 2006*
(a)(2)(P)	Press release of NovaGold Resources Inc., dated September 14, 2006*
(a)(2)(Q)	Press release of NovaGold Resources Inc., dated September 14, 2006*
(a)(2)(R)	Press release of NovaGold Resources Inc., dated September 15, 2006*
(a)(2)(S)	Powerpoint slide presentation of NovaGold Resources Inc.*
(a)(2)(T)	Press release of NovaGold Resources Inc., dated September 25, 2006*
(a)(2)(U)	Press release of NovaGold Resources Inc., dated September 25, 2006*
(a)(2)(V)	Press release of NovaGold Resources Inc., dated September 26, 2006*
(a)(2)(W)	Form of Newspaper Advertisement published in the September 26, 2006 editions of the Wall Street Journal, Globe and Mail, Financial Post and Vancouver Sun*
(a)(2)(X)	Press release of NovaGold Resources Inc., dated October 2, 2006*
(a)(2)(Y)	Form of Newspaper Advertisement published in the October 6, 2006 edition of the Globe and Mail*
(a)(2)(Z)	Press release of NovaGold Resources Inc., dated October 12, 2006*
(a)(2)(AA)	Press release of NovaGold Resources Inc., dated October 24, 2006*
(a)(2)(BB)	Press release of NovaGold Resources Inc., dated October 25, 2006*
(a)(2)(CC)	Notice of Change to the Directors’ Circular, dated October 30, 2006*
(a)(2)(DD)	Press release of NovaGold Resources Inc., dated October 31, 2006*
(a)(2)(EE)	Powerpoint slide presentation of NovaGold Resources Inc.*
(a)(2)(FF)	Press release of NovaGold Resources Inc., dated November 2, 2006*
(a)(2)(GG)	Form of Newspaper Advertisement published in the November 3, 2006 edition of the Globe and Mail and Vancouver Sun*
(a)(2)(HH)	Press release of NovaGold Resources Inc., dated November 7, 2006*
(a)(2)(II)	Powerpoint slide presentation of NovaGold Resources Inc.*
(a)(2)(JJ)	Presentation transcript of NovaGold Resources Inc.*
(a)(2)(KK)	Press release of NovaGold Resources Inc., dated November 10, 2006*
(a)(2)(LL)	Presentation transcript of NovaGold Resources Inc. (filed herewith)
(e)(1)	Mining Venture Agreement, dated November 13, 2002 by and between NovaGold Resources Alaska, Inc. and Placer Dome U.S. Inc.*

*  Previously filed.